SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
March 2014

Commission File Number  000-51236

Gold Standard Ventures Corp.
 (Name of Registrant)

Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F *	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By:	/s/ Richard Silas
Name: Richard Silas
Title: Corporate Secretary

Date: March 5, 2014

EXHIBITS

Exhibit 99.1
Material Change Report, dated March 5, 2014, including attached press releases re: (i) Gold Standard Ventures Announces Closing of C$11.0 Million Private Placement and the Pending  Acquisition of the Balance of the Pinion Gold Project and (ii) Gold Standard Ventures Closes Acquisition of Balance of the Pinion Gold Project

Exhibit 99.2	Warrant Indenture, dated March 4, 2014, between Gold Standard Ventures Corp. and Computershare Trust Company of Canada, as the Warrant Agent, and form of Warrant

Exhibit 99.3	Agreement for Sale of Mining Properties, dated March 4, 2014, between Scorpio Gold (US) Corporation, Pinon LLC and Gold Standard Ventures (US) Inc. (including Exhibits A and B)